Contacts:       INVESTMENT COMMUNITY            MEDIA
                Ronald Richter                  Maureen Bailey
                Sunbeam Corporation             Sard Verbinnen & Co.
                (561) 243-2142                  (212) 687-8080

                      SUNBEAM REPORTS 1ST QUARTER RESULTS;
     EXPECTS 1998 EPS IN $1.00 RANGE BEFORE CHARGES, 1999 EPS IN $2.00 RANGE

          OUTLINES COMPREHENSIVE GROWTH PLAN BUILDING ON SIX #1 BRANDS
  WILL INCREASE INTERNATIONAL SALES, ACCELERATE NEW PRODUCTS, CREATE TEAMS FOR
   SIX LARGEST CUSTOMERS, USE SINGLE GLOBAL AD AGENCY TO LEVERAGE $160 MILLION
                                MARKETING BUDGET

       EXPECTS $265 MILLION IN NEW REVENUES FROM INTEGRATION PLAN AND NEW PRODUCTS; SETS GOALS FOR TOP LINE GROWTH OF 10-12%, MARGINS OF 15-18%, EPS
                                GROWTH OF 15-20%

   EXPECTS COST SAVINGS OF $250 MILLION FROM INTEGRATION PLAN AND OUTSOURCING; PLANS TO DIVEST COLEMAN'S EAST PAK UNIT, COMPRESSOR AND HOT TUB BUSINESSES
   --------------------------------------------------------------------------

      DELRAY BEACH, FL, MAY 11, 1998 - Sunbeam Corporation (NYSE: SOC) today reported results for the first quarter ended March 31, 1998, and announced a comprehensive growth plan designed to take full advantage of Sunbeam's strategic opportunities.

         FIRST QUARTER RESULTS

         Revenues for the first quarter of 1998 were $244.3 million, compared with $253.5 million in the first quarter of 1997. Before one-time charges of $36.8 million for early retirement of debt and compensation expense relating to new three-year employment agreements with Sunbeam's top three executives, there was a net loss from continuing operations of $7.8 million in the 1998 quarter versus net income from continuing operations of $20.6 million in the year-ago quarter. After the one-time charges of $.43 per share, the loss per share was $0.52 in the 1998 quarter compared with earnings per share of $0.08 in the 1997 period.

         Domestic sales, representing 74% of total revenues (excluding Coleman) in the 1998 quarter, declined 15.4% from the 1997 quarter due to lower price realization and unit volume declines. Most of the domestic sales decline was in outdoor cooking products due to lower than anticipated retail sell- through of these products. International sales, representing 26% of total revenues during the first quarter, grew 14.0% over the first quarter of 1997. This sales growth was driven primarily by improved distribution and new product sales in Latin America, partially offset by lower sales of outdoor cooking products in Europe and Canada. The gross margin for the first quarter of 1998 decreased 13.3 percentage points to 13.4%, primarily due to margin erosion in the appliance, health at home and

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                                       2

outdoor cooking categories.

EARNINGS EXPECTATIONS

         Based on the growth and restructuring initiatives being announced today, including the anticipated synergies and associated cost savings, Sunbeam currently expects full-year 1998 earnings in the range of approximately $1.00 per share, excluding one-time costs to integrate Coleman, First Alert and Signature Brands into Sunbeam and to close two of Sunbeam's Mexican facilities. These one-time costs are expected to total approximately $280 million pre-tax, including cash costs of approximately $150 million pre-tax. Sunbeam also expects to take an extraordinary cash charge of approximately $100 million pre-tax in the second quarter of 1998 for early retirement of existing Coleman debt. Based on the growth and restructuring initiatives, including the anticipated synergies and associated cost savings, Sunbeam currently expects 1999 earnings in the range of approximately $2.00 per share. From this 1999 base, Sunbeam's goal for earnings per share growth in future years is now in the range of 15-20%.

         GROWTH PLANS

         Based on the growth and restructuring initiatives, Sunbeam has set new long-term goals for annual revenue growth of 10-12% and operating margins of 15-18%. Top-line growth is expected to be driven by global expansion of six power brands --Sunbeam/registered/, Oster/registered/, Coleman/registered/, Mr. Coffee/registered/, First Alert/registered/, and Grillmaster/registered/, all of which are already #1 in market share in their respective primary product categories. Sunbeam expects the integration of its three recent acquisitions and planned new products to generate at least $265 million in incremental annual revenues. These new revenues are expected to come from leveraging complementary international distribution strengths, domestic sales synergies and accelerated new product development.

         For example, Coleman has a strong existing distribution system in Europe and Asia which can increase sales of Sunbeam/registered/, Mr. Coffee/registered/, and First Alert/registered/ products, while Sunbeam has a strong existing distribution system in Latin America which can increase sales of Coleman/registered/, Mr. Coffee/registered/, and First Alert/registered/ products. Sunbeam is also establishing dedicated, multifunctional teams to serve each of its six largest customers, which together currently represent a total of approximately $1 billion in annual revenues to Sunbeam. Sunbeam also plans to use a single global advertising agency for all of its products to maximize the effectiveness of its $160 million in current annual marketing support spending in driving the growth of its power brands on a worldwide basis, and will immediately solicit proposals from qualified agencies.

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                                       4

         COST SAVINGS

         Sunbeam also expects incremental annual cost savings of approximately $250 million from integrating the three acquisitions, closing two Sunbeam factories in Mexico (which have 2,800 employees), and outsourcing production of certain components and finished goods. These cost savings, which are expected to be fully realized by mid-1999, will come from combining four companies into a single streamlined organization and adoption of Sunbeam's outsourcing strategy.

         Specific actions include reducing headcount by approximately 2,300 in addition to the Mexican factory closings; combining 10 existing headquarters in the four companies into one new headquarters in Boca Raton, Florida; consolidating 23 multi-purpose factories into 15 plants focused on related products; and consolidating from 47 to 14 warehouses and from 35 to 15 sales offices. Sunbeam also plans to divest three Coleman businesses with a total of 1,300 employees that do not fit its strategic focus: the East Pak(R) backpack division and the compressor and hot tub businesses. Morgan Stanley Dean Witter & Co. has been retained for the divestitures, which are expected to generate aggregate pre-tax proceeds of $250-350 million based on preliminary estimates. Upon completion of these divestitures, integration of the three recent acquisitions, and planned hiring, Sunbeam expects to have a total work force of approximately 9,500 people.

The eight factories expected to be closed, either through consolidation into other factories or outsourcing, are:

  LOCATION                        COMPANY                   PRODUCTS MADE
  --------                        -------                   -------------
  Acuna, Mexico                  Sunbeam                    Appliances
  Mexico City, Mexico            Sunbeam                    Appliances
  Costa Rica                     Coleman                    Components
  Maize, Kansas                  Coleman                    Machine shop
  Pocola, Oklahoma               Coleman                    Furniture
  Cedar City, Utah               Coleman                    Sleeping bags
  Aurora, Illinois               First Alert                Fire extinguishers
  Cleveland, Ohio                Signature Brands           Coffee makers

         CHAIRMAN'S OUTLOOK

         "Sunbeam has taken aggressive steps to address the issues that led to unacceptable financial performance in the first quarter of 1998 after strong growth in 1997. The Sunbeam turnaround is real, and we now have the right organizational structure in place to take full advantage of our power brands and unique strategic position in durable household and outdoor leisure products," said Al Dunlap, Chairman and Chief Executive Officer. "Sunbeam's new organization is largely complete. So far in 1998, we have made 47 senior hires from the outside, added 8 executives from the three acquired companies to our management team as Vice Presidents or Directors and many more in other key positions. We plan two dozen more senior recruits this year as we complete the infrastructure to support long-term growth and industry consolidation. Our commitment to create shareholder value is undiminished, but 1998 will be a transitional year as we complete the simultaneous integration of Coleman, First Alert and Signature Brands into Sunbeam while strengthening our marketing, customer service and new product development capabilities. We see enormous opportunities for sustained growth in the U.S. and overseas and a return to strong financial performance in 1999 and beyond that will reward our shareholders."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand-name consumer products through its Sunbeam, Coleman, First Alert and Signature Brands subsidiaries under the following world-class brands:
Sunbeam(R), Oster(R), Grillmaster(R), Coleman(R), Mr. Coffee(R) ,First Alert(R), Powermate(R), Health o meter(R), and Camping Gaz(R).

                              CAUTIONARY STATEMENTS
                              ---------------------

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Sunbeam to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this press release, the words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. These important assumptions and factors include, but are not limited to: (i) risks associated with leverage, including cost increases due to rising interest rates; (ii) risks associated with Sunbeam's ability to continue its strategy of growth through acquisitions; (iii) risks associated with Sunbeam's ability to successfully integrate all of its recent acquisitions; (iv) risks associated with Sunbeam's ability to increase revenues by leveraging sales of Sunbeam, Signature Brands and First Alert products through Coleman's existing distribution channels, and by leveraging sales of Coleman, Signature Brands and First Alert products through Sunbeam's existing distribution channels, particularly in foreign markets; (v) risks associated with Sunbeam's ability to realize the anticipated cost savings of its restructuring program, including the timing thereof; (vi) risks associated with Sunbeam's ability to implement its planned divestitures, including the amount of the net proceeds to be realized and the timing thereof; (vii) Sunbeam's ability to make effective acquisitions in the future and to successfully integrate newly acquired businesses into existing operations and the risks associated with such newly acquired businesses; (viii) Sunbeam's ability to maintain and increase market share for its products at anticipated margins; (ix) Sunbeam's ability to successfully introduce new products and to provide on-time delivery and a high level of customer service; (x) changes in laws and regulations, including changes in tax rates, accounting standards, environmental laws, occupational, health and safety laws; (xi) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xii) uncertainty as to the effect of competition in existing and potential future lines of business; (xiii) fluctuations in the cost and availability of raw materials and/or products in relation to historical levels; (xiv) changes in the availability and relative costs of labor; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; (xvii) economic uncertainty in Japan, Korea and other Asian countries, as well as Mexico, Venezuela and other Latin American countries; (xviii) weather conditions that are adverse to the specific businesses of Sunbeam; and (xix) risks related to product quality, including excess warranty costs, product liability expense, and costs of possible product recall . Other factors and assumptions not identified above, including those contained in the cautionary statements in Sunbeam's report on Form 10-K filed in March, 1998, and its report on Form 10-Q to be filed not later than May 15, 1998, were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Sunbeam assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

                                     # # #

                      SUNBEAM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                            (in millions, except EPS)


                                                                                          THREE MONTHS ENDED
                                                                                  ------------------------------------
                                                                                    MARCH 31,            MARCH 30,
                                                                                       1998                 1997
                                                                                  ---------------      ---------------

Net sales                                                                                   $244.3               $253.5

Cost of goods sold                                                                           211.5                185.7
                                                                                   ---------------      ---------------

     Gross profit                                                                             32.8                 67.8

Selling, general & administrative expense                                                     68.8(a)              33.0
                                                                                   ---------------      ---------------

     Operating earnings (loss)                                                               (36.0)                34.8

Interest expense and other, net                                                                7.4                  2.1
                                                                                   ---------------      ---------------

     Earnings (loss) from continuing operations before income taxes                          (43.4)                32.7

Income taxes (benefit)                                                                        (4.4)                12.1
                                                                                   ---------------      ---------------

     Earnings (loss) from continuing operations                                              (39.0)                20.6

Extraordinary charge for early retirement of debt, net of taxes                               (5.6)                 -
Loss from discontinued operations, net of taxes                                                -                  (13.7)
                                                                                   ---------------      ---------------


     Net earnings (loss)                                                                    ($44.6)                $6.9
                                                                                   ===============      ===============


Basic and diluted earnings (loss) per share from continuing operations:                     ($0.45)               $0.24
                                                                                   ===============      ===============


Basic and diluted earnings (loss) per share:                                                ($0.52)               $0.08
                                                                                   ===============      ===============


Basic and diluted weighted average common shares outstanding:                                 86.4                 87.0


     (a) Includes special compensation charge of $31.2 or $.36 per share

                      SUNBEAM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (in millions)


                                                                               THREE MONTHS ENDED
                                                                         -------------------------------
                                                                           MARCH 31,        MARCH 30,
                                                                              1998             1997
                                                                         --------------   --------------
OPERATING ACTIVITIES
   Net earnings (loss)                                                           ($44.6)            $6.9
   Depreciation and amortization                                                   11.4             10.5
   Deferred income taxes                                                           (4.8)            13.1
   Extraordinary charge on early extinguishment of debt, net of taxes               5.6              -
   Loss on sale of discontinued operations, net of taxes                            -               13.7
   Non-cash special compensation charges                                           24.3              -
   Changes in working capital and other, including
       restructuring spending                                                    (135.8)           (66.9)
                                                                         --------------   --------------
                                                                                 (143.9)           (22.7)

INVESTING ACTIVITIES
   Acquisition of CLN Holdings, net of cash acquired                             (160.6)             -
   Proceeds from sale of divested operations and other assets                       -               70.4
   Capital expenditures                                                           (10.5)           (10.8)
                                                                         --------------   --------------
                                                                                 (171.1)            59.6

FINANCING ACTIVITIES
   Issuance of convertible subordinated debentures, net of financing fees         729.6              -
   Payment of debt obligations, including prepayment penalties                   (266.7)           (26.3)
   Other debt financing fees                                                      (25.1)             -
   Proceeds from exercise of stock options                                         19.0              8.9
   Other                                                                           (0.7)            (0.6)
                                                                         --------------   --------------
                                                                                  456.1            (18.0)
                                                                         --------------   --------------

Net increase in cash and cash equivalents                                         141.1             18.9

Cash and cash equivalents, beginning of period                                     52.4             11.5
                                                                         --------------   --------------

Cash and cash equivalents, end of period                                         $193.5            $30.4
                                                                         ==============   ==============

                      SUNBEAM CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (in millions)


                                                                  March 31,           December 28,
                                                                     1998                 1997
                                                                ---------------      ---------------
ASSETS
   Current assets:
       Cash and cash equivalents                                         $193.5                $52.4
       Receivables, net                                                   562.3                295.5
       Inventories                                                        575.1                256.2
       Deferred income taxes                                               70.7                 36.7
       Prepaid expenses and other current assets                           37.0                 17.2
                                                                ---------------      ---------------
             Total current assets                                       1,438.6                658.0

   Property, plant and equipment, net                                     403.2                240.9
   Trademarks and trade names, net                                        192.9                194.3
   Goodwill                                                             1,324.9                 24.8
   Other assets, including deferred financing costs                        83.8                  2.2
                                                                ---------------      ---------------

                                                                       $3,443.4             $1,120.2
                                                                ===============      ===============


LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
       Short-term debt and current portion of long-term debt               62.1                  0.7
       Accounts payable                                                   205.2                105.6
       Other current liabilities                                          179.4                 91.8
                                                                ---------------      ---------------
             Total current liabilities                                    446.7                198.1

   Long-term debt                                                       1,637.8                194.5
   Deferred income taxes                                                   79.7                 54.6
   Other long-term liabilities                                            189.7                141.1
   Minority interest                                                       55.2                  -

   Shareholders' equity                                                 1,034.3                531.9
                                                                ---------------      ---------------

                                                                       $3,443.4             $1,120.2
                                                                ===============      ===============